                           NEW WORLD PUBLISHING, INC.
                         11872 La Grange Ave., 2nd Floor
                              Los Angeles, CA 90025

                INFORMATIONAL STATEMENT PURSUANT TO SECTION 14(F)
      OF THE SECURITIES AND EXCHANGE ACT OF 1934 AND RULE 14 F-1 THEREUNDER

              NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                     NO PROXIES ARE BEING SOLICITED AND YOU
                 ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


          Enclosed is an informational statement provided pursuant to Section 14
(f) of the Securities and Exchange Act of 1934 in connection with the change in the Board of Directors of New World Publishing, Inc., a Colorado corporation (the "Company"). This information is being mailed on May 21, 1999 to shareholders of record on May 18, 1999.

         As of May 18, 1999 the Company acquired Communications Television, Inc., a California corporation ("CTV") in exchange for 19,020,167 newly issued shares of common voting stock of the Company, for the purpose of effecting a tax-free reorganization pursuant to sections 351, 354 and 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended ("IRC") pursuant to the Agreement and Plan of Reorganization (the "Reorganization Agreement") by and between the Company, CTV and CTV shareholders. As a condition of the closing of the share exchange transaction, certain shareholders of the Company cancelled 7,425,000 shares of common stock.

         CTV is in the business of developing and operating extensive subscriber-based virtual communities through the use of short form direct response television ("DRTV") advertising, Internet, direct mail, and telemarketing campaigns.

         Pursuant to the Agreement, the Board of Directors of the Company shall resign and be replaced with the designees of CTV set forth below, effective approximately on the tenth day following the mailing of this informational statement, and the current officers will resign upon the closing of the transactions contemplated in the Reorganization Agreement (the "Closing"). The current directors of the Company are John B. Quam, Laurie L. Quam and Judith F. Harayda. This informational statement does not provide all of the information regarding the Agreement. A copy of the Form 8-K describing the Agreement and the transactions contemplated thereby is available upon request from the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         As of May 18, 1999, the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.0001 per share of which there were 3,356,500 shares issued and outstanding. Following the Closing, there will be 22,376,667 shares issued and outstanding. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. The following table sets forth the beneficial ownership of the Company's Common Stock as of May 18, 1999 by each person known to the Company to own more than five percent (5%) of the Company's Common Stock and by each of the Company's current directors and nominees for election as directors, and by all directors and officers of the Company as a group. The table has been prepared based on information provided to the Company by each shareholder and gives effect to the issuance of shares pursuant to the Agreement.


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

                                                              AMOUNT OF
NAME AND                                                      BENEFICIAL          PERCENT OF
ADDRESS                                                       OWNERSHIP (1)       CLASS (1)
-------                                                       -------------       ---------

David Baeza (1)                                               7,392,684 (2)        33.03%
Chief Executive Officer, President and Director

Stanton Dodson (1)                                            6,513,915 (3)        29.11%
Chairman

William Cooper (1)                                              551,044 (4)         2.46%
Chief Financial Officer,
Secretary and Director

John Cooper (1)                                                       0                0%
Director

John and Laurie Quam(5)                                       1,200,000             5.63%
1977 S. Vivian Street
Lakewood, CO 80228

Judith F. Harayda                                                10,000               *
1977 S. Vivian Street
Lakewood, CO 80228

All Directors and Officers
as a Group (4 persons)                                       14,457,643            64.6%
-------------------------------

*       Less than 1%

As used in this table, "beneficial ownership"is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the shares shown. Except as indicated by footnote and subject to community property laws where applicable, to the Company's knowledge the stockholders named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(1) C/o Communications Television, Inc. address: 11872 La Grange Avenue, 2nd Floor, Los Angeles, CA 90025.
(2) Based on 3,186,250 shares of common stock of CTV held by Mr. Baeza, and the exchange ratio of 2.3201833 shares of New World for each share of common or preferred stock of CTV.
(3) Based on 2,807,500 shares of common stock of CTV held by Mr. Dodson, and the exchange ratio of 2.3201833 shares of New World for each share of common or preferred stock of CTV.
(4) Based on 237,500 shares of common stock of CTV held by Mr. Cooper, and the exchange ratio of 2.3201833 shares of New World for each share of common or preferred stock of CTV.
(5) After cancellation of 7,425,000 shares held collectively by John and Laurie Quam.


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DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the names of the three persons who will constitute the Board of Directors, together with information concerning each person. There will exist 2 vacancies on the Board of Directors. Each elected director will serve until the Company's next annual meeting of shareholders or until his successor shall be duly elected and shall qualify.


DAVID BAEZA:        Age 33, has served as President and CEO of Communications
                    Television, Inc. since July 1998. After graduate school, Mr.
                    Baeza began his career at R.J.Gordon & Company (Inc. 500), a leader in the information services industry. After leaving
                    R.J. Gordon, Mr. Baeza created a non-profit association for the benefit of the information services industry. During his tenure, he was also responsible for lobbying on Capitol Hill on behalf of the industry, with a focus on amending the Telecommunications Bill. Mr. Baeza left the association to open up Los Angeles-based operations for Federal TransTel, Inc. (FTT). Subsequently, Capital Gains, Inc. (CGI), a start-up company specializing in psychic information services recruited Mr. Baeza. At CGI, Mr. Baeza developed the telephony infrastructure for the program, negotiated vendor contracts, designed the television products, managed billing and collection, and managed a staff of media buyers, graphic designers and producers. Mr. Baeza graduated with a B.S. in Finance from California Polytechnic University and earned his MBA from Nova University, graduating summa cum laude.

STANTON DODSON:     Age 34, has been with CTV since July 1998. Mr. Dodson has
                    been actively involved in the entertainment industry for the past seven years. He has secured venture capital, mezzanine financing and long-term equity investments for a number of entertainment software and information-based companies. Mr.
                    Dodson has been the President of Global MediaNet
                    Corporation, a Los Angeles- based holding company since its inception in 1994. While at Global he has served as Executive Producer and/or Producer on several multimedia projects including Leonard Nimoy Science Fiction, Jack's
                    Adventure with Jim Varney (of Disney's "Ernest" fame), The
                    Bibles Greatest Stories: Old Testament and New Testament and the Martha Stewart-endorsed Growing Good Roses with Ray
                    Reddell. As an executive with the Montreal, Canada-based
                    Mezzcap Financial Corporation ("MFC"), he supervised the
                    United States syndication of this merchant banking firm's initial public offerings and secondary offerings for firms in the computer software and natural resource industries. In
                    1991, Mr. Dodson formed Ichor Communications, Inc., which successfully structured a series of private placement offerings in the entertainment field. In addition, in 1994, Mr. Dodson became a controlling principal of an NASD Broker
                    Dealer, which was subsequently sold in 1997. Mr. Dodson studied finance at the University of South Carolina. He is an active member of the Los Angeles Venture Capital
                    Association.


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JOHN COOPER:        Age 39, has been a Director of CTV since April 1999, has
                    been the President and Chief Technical Officer of Allstate Communications, Inc. (ACI) since 1997. Mr. Cooper joined ACI (a privately held California corporation) in 1995 as its Chief Operating Officer. ACI is a holding company specializing in out- bound business-to-business telemarketing, audiotext, and the development and marketing of software to financial institutions through US Dataworks, a Texas LLC. In 1985, Mr. Cooper joined Real-Share, Inc., a data processing company that supplied transactional services to TeleCheck franchises worldwide. Following Real-Share's acquisition of TeleCheck Southwest in 1985, Mr. Cooper continued as a software developer in Houston, Texas. In 1988, Mr. Cooper headed up the team that developed the transaction processing system for the audiotext industry, under the name Shared Global Systems, Inc. In 1989, Mr. Cooper was named as the first President of Shared Global Systems.

                    In 1992, TeleCheck franchises were bought by First Financial Management (FFM). Mr. Cooper was promoted to Vice President of Management of Information Services for TeleCheck while still serving as the President of Shared Global Systems.


EXECUTIVE OFFICERS

     Mr. Baeza will serve as the Company's Chief Executive Officer and President, Mr. Dodson will serve as the Company's Chairman and William Cooper will serve as the Company's Chief Financial Officer.


LEGAL PROCEEDINGS

         None of the Company's directors, officers or 5% beneficial owners are presently a party to any material legal proceeding.


COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES AND EXCHANGE ACT OF 1934

     Messrs. Baeza, Dodson, John Cooper and William Cooper have not been subject to reporting requirements of Section 16(a) of the Exchange Act in fiscal year ending December 31, 1998.


EXECUTIVE COMPENSATION

         No executive officers received compensation in excess of $100,000 for the year ended December 31, 1998.


Dated: May 18, 1999.


                                       NEW WORLD PUBLISHING, INC.

                                       /s/ John B. Quam
                                       -------------------------------------
                                       John B. Quam, Chairman of

                                       The Board of Directors


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